FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: <u>   X   </u> Schedule A
<u>   </u> Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER   <u>Derek Resources Corporation</u>

ISSUER'S ADDRESS <u>#1550 - 355 Burrard Street</u>
<u>Vancouver, B.C. V6C 2G8</u>

ISSUER TELEPHONE NUMBER   <u>(604) 331-1757</u>

CONTACT PERSON   <u>Frank Hallam</u>

CONTACT'S POSITION   <u>Director</u>

CONTACT TELEPHONE NUMBER <u>(604) 331-1757</u>

CONTACT E-MAIL ADDRESS   <u>invest@derekresources.com</u>

WEBSITE ADDRESS   <u>www.derekresources.com</u>

FOR QUARTER ENDED   <u>January 31, 2003</u>

DATE OF REPORT   <u>March 27, 2003</u>

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Barry Ehrl"	Barry C.J. Ehrl	2003/3/27
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

"Frank Hallam"	Frank R. Hallam	2003/3/27
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

DEREK RESOURCES CORPORATION
QUARTERLY FINANCIAL STATEMENTS
For the Nine Month Period Ended January 31, 2003 and 2002

Unaudited
Prepared by Management
Vancouver, B.C.
March 27, 2003

DEREK RESOURCES CORPORATION
Consolidated Balance Sheets
As at January 31, 2003 and April 30, 2002

ASSETS

	Jan. 31, 2003 $	April 30, 2002 $
Current Assets		
Cash and short term deposits	5,375	14,804
Performance Bonds	69,595	71,195
Prepaid Expenses	5,066	-
Accounts receivable	3,395	3,942
	83,431	89,941
LAK oil project	13,998,389	13,882,779
Other oil and natural gas interests	1	1
Capital Assets, Net	12,215	12,215
	14,094,036	13,984,936
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	1,366,147	1,441,551
Short Term debt	1,813,567	1,704,180
SHAREHOLDER'S EQUITY		
Share capital	22,886,005	22,464,255
Retained earnings (deficit)	(11,971,683)	(11,625,050)
	14,094,036	13,984,936

Approved by the Directors

"Frank Hallam"____________________, Director

"Barry C.J. Ehrl"____________________, Director

Unaudited – Prepared by Management

DEREK RESOURCES CORPORATION
Consolidated Statement of Loss and Deficit
For the three and nine months ended January 31, 2003 and 2002

	Three Months Ended January 31, 2003 $	Three Months Ended January 31, 2002 $	Nine Months Ended January 31, 2003 $	Nine Months Ended January 31, 2002 $
REVENUE				
Oil and gas sales, net of royalties and windfall profit tax	1,851	45,298	15,417	159,477
Recoveries	38,844	0	77,840	0
Interest earned	364	927	1,303	3,099
	41,059	46,225	94,560	162,576
EXPENSES				
Bank charges and interest	7,102	22,683	61,459	29,686
Consulting fees	1,120	76,421	1,120	157,421
Foreign exchange loss (gain)	3,621	7,741	1,824	5,859
Hedging expense	0	29,813	0	29,813
Legal and audit fees	10,023	9,921	28,671	122,971
Management fees	11,092	47,739	81,790	146,644
News releases	0	0	0	4,482
Office administration and other	7,353	12,460	15,008	31,251
Office rent and services	(1,101)	7,163	9,039	16,851
Salaries and benefits	19,548	20,070	51,237	55,303
Shareholders information	9,998	72,358	15,217	81,792
Stock exchange and filing fees	3,623	3,385	8,393	13,032
Telephone and fax	4,663	6,678	12,212	18,716
Transfer fees	2,496	2,087	5,616	6,119
Travel to site and administrative	5,627	2,513	19,243	52,652
LAK Operating Costs	46,718	543,483	157,688	1,374,443
	131,883	864,515	468,517	2,147,035
LOSS FOR THE PERIOD	(90,824)	(818,290)	(373,957)	(1,984,459)
DEFICIT – BEGINNING OF PERIOD	(11,880,859)	(11,701,315)	(11,597,726)	(10,535,146)
DEFICIT – END OF PERIOD	(11,971,683)	(12,519,605)	(11,971,683)	(12,519,605)

Unaudited – Prepared by Management

DEREK RESOURCES CORPORATION
Consolidated Statement of Changes in Financial Position
For the three and nine months January 31, 2003 and 2002

	Three Months Ended January 31, 2003	Three Months Ended January 31, 2002	Nine Months Ended January 31, 2003	Nine Months Ended January 31, 2002
	$	$	$	$
Cash flows from (for) operating activities				
Loss for the year	(90,824)	(818,290)	(373,957)	(1,984,459)
Net change in non-cash working capital items				
Performance Bonds Posted	1,000	0	1,600	(800)
Accounts receivable and prepaid expenses	4,436	(2,587)	(4,519)	129,168
Accounts payable and accrued liabilities	71,439	(48,147)	33,984	(1,318,751)
Short Term debt	0	(320,074)	0	1,322,303
	(13,949)	(1,189,098)	(342,892)	(1,852,539)
Cash flows from (for) investing activities				
Oil and natural gas interests	(52,217)	(20,490)	(88,287)	(169,877)
Capital assets	0	0	0	0
	(52,217)	(20,490)	(88,287)	(169,877)
Cash flows from (for) financing activities				
Shares issued for cash	30,000	1,242,390	421,750	2,066,170
Share issue costs	0	(35,560)	0	(56,665)
	30,000	1,206,830	421,750	2,009,505
Increase (Decrease) in cash and short term deposits	36,166	(2,758)	(9,429)	(12,911)
Cash and short term deposits – Beginning of Period	41,541	9,704	14,804	19,857
Cash and short term deposits – End of Period	5,375	6,946	5,375	6,946

Unaudited – Prepared by Management

DEREK RESOURCES CORPORATION
NOTES TO THE INTERIM FINANCIAL STATEMENTS
January 31, 2003
(Unaudited)

1. **NATURE OF OPERATIONS**

    The Company is a public company incorporated under the laws of the Province of British Columbia. Its shares are traded on the Canadian Venture Exchange.

    These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    a)   Oil and Gas Interests

          The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

          Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

          An annual "ceiling test" is applied to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on current prices and operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion.

          Estimated future removal and site restoration costs, net of salvage values, are provided for using the unit of production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and amortization. Removal and site restoration expenditures are charged to the accumulated provision for future removal and site restoration costs as incurred.

Substantially all of the Company's exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

b)   Financial Instruments

The carrying value of current assets and current liabilities approximates their fair value due to the relatively short periods to maturity of these instruments.

c)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of resource properties and deferred exploration expenditures. Actual results could differ from those estimates.

d)   Stock-Based Compensation

No compensation expense is recognized when stock or stock options are issued to directors or employees. Any consideration paid by directors and employees on stock options or purchase of shares is credited to share capital.

e)   Loss Per Share

The loss per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share is not presented as it is anti-dilutive.

3. OIL AND NATURAL GAS INTERESTS

a.   United States

The company has working interests in certain wells located in Oklahoma and Kansas, U.S.A. These interests are carried at a nominal value.

By way of an option agreement dated September 24, 1997 the company has a working interest in the unproven LAK Ranch (LAK) oil leasehold interest located near Newcastle,
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Wyoming, U.S.A. Under the terms of the option agreement the company acquired a 75% interest in the LAK property and up to a 37.5% interest in two adjoining tracts of lands by making payments of US $600,000 and funding US $3,500,000 in exploration expenditures by December 31, 2000. The agreement required that all property expenditures made in excess of US $3,500,000 were to be on a pro-rata basis by the company and the optionor.

On December 19, 2000 the company delivered formal notice to the optionor that the company had spent US $3,868,144 on the LAK project and had met the earn-in requirements of the option agreement and that the company had vested it's 75% working interest in the LAK property.

By January 30, 2001 the optionor had made no payment to the company with respect to their 25% share of ongoing exploration costs for the LAK property. The company delivered a formal notice of default to the optionor for their failure to pay amounts then due. On March 1, 2001 the company initiated formal foreclosure proceedings in Wyoming. The optionor contested the company's foreclosure proceedings to the Wyoming District Court. The Court upheld the company's right to foreclose. On April 13, 2001 the company foreclosed on all of the optionor's rights and interests to the LAK property for a bid amount of US $852,571, representing the optionor's share of LAK property costs incurred to date, giving the company a 100% interest in the property.

Subsequent to the foreclosure, the optionor filed a lawsuit against the company claiming that the company had not earned its interest in the LAK property. The company then filed a motion for partial summary judgement against the optionor and the court in Wyoming set a date to hear the motion on October 31, 2001.

Prior to the court hearing, on October 18, 2001, the optionor agreed to a settlement. Under the terms of the settlement agreement the optionor relinquished any claim to any right or interest in the LAK Ranch Property. In return they received a proportionate, reducible gross overriding royalty on the property of 0.7%. They were also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property. From any net sales proceeds the optionor will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1.0% of any proceeds thereafter, subject to certain adjustments.

During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.1360838 per barrel of oil produced on the LAK property.

The company has posted performance bonds of US $45,000 in relation to the LAK property.

During the year ended April 30, 2002, the company capitalized $72,000 in general and administrative costs in the LAK property (2001 - $72,000).

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4. DUE TO RELATED PARTIES

During the period, the Company paid management expenditures, including management fees, consulting fees, professional fees and benefits totaled $110,678, of which $28,750 was deferred to the LAK Ranch Property.

5. SHARE CAPITAL

a) Authorized
    100,000,000 common shares of no par value

b) Issued

    Changes in issued share capital are as follows:

	Number Of Shares	Amount
BALANCE AS AT APRIL 30, 2001	31,447,621	$ 20,357,250
PRIVATE PLACEMENTS & ROYALTY ISSUES	6,697,401	2,107,005
BALANCE AS AT APRIL 30, 2002	38,145,022	22,464,255
PRIVATE PLACEMENTS	3,917,500	391,750
BALANCE AS AT JANUARY 31, 2003	42,362,522	$ 22,886,005

c) Stock Options Outstanding

	Stock Options	Option Price
BALANCE AS AT APRIL 30, 2001	2,805,000	$0.48-0.95
Cancellation of options	(2,157,000)	$0.80-0.95
Grant of options	1,920,000	$0.35
BALANCE AS AT APRIL 30,2002	2,568,000	$0.35-0.75
Expiry of options	(222,000)	$0.51
Cancellation of options	(305,000)	$0.35-0.75
BALANCE AS AT JANUARY 31,2003	**2,041,000**	**$0.35-0.75**

Summary of options –

At quarter end 222,000 incentive stock options outstanding and exercisable at $0.51 until December 1, 2002 expired unexercised;

At quarter end 100,000 incentive stock options outstanding and exercisable at $0.68 until December 27, 2003 have been cancelled;

.

At quarter end there were 225,000 incentive stock options outstanding and exercisable at $0.48 until May 5, 2004;

At quarter end there were 11,000 incentive stock options outstanding and exercisable at $0.75 until October 21, 2004; 40,000 incentive stock options have been cancelled during the period;

At quarter end there were 50,000 incentive stock options outstanding and exercisable at $0.70 until December 16, 2004;

At quarter end there were 1,755,000 incentive stock options outstanding and exercisable at $0.35 until November 4, 2005; 165,000 incentive stock options have been cancelled during the period.

d.) Share Purchase Warrants Outstanding

As at January 31, 2003 there were the following share purchase warrants outstanding:

Number of Warrants	Exercise Price
12,310,234	$0.15 - $0.75

At quarter end the following share purchase warrants remained outstanding:

9,526,008 share purchase warrants issued on June 30, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until June 30, 2002. Of these, 261,470 share purchase warrants were part of a finder's fee to five different parties for arranging some of the financing. All of these warrants have expired.

1,185,428 share purchase warrants issued on September 11, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until September 11, 2002. Of these, 53,571 share purchase warrants were part of a finder's fee to one party for arranging some of the financing. All of these warrants have expired.

7,050,000 warrants issued on September 18, 2000. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.53 until September 18, 2002. 705,000 of these purchase warrants were attached to units, along with $222,075 in cash, which was paid to Yorkton Securities as a finder's fee. Of these, 47,000 warrants have been exercised and 7,708,000 warrants have expired.

1,525,333 warrants issued on March 29, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until March 29, 2003. Of these, 95,333 warrants were part of a finder's fee to one party for arranging some of the financing.

.

291,000 warrants issued on August 20, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.75 until August 20, 2003.

535,000 warrants issued on September 14, 2001. Each share purchase warrant allows the holder to purchase one share at a price of US$0.33 until September 14, 2003. Of these, 35,000 units were part of a finder's fee to one party for arranging some of the financing.

1,589,484 warrants issued on October 19, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until October 19, 2003. Of these, 18,900 warrants were part of a finder's fee to one party for arranging some of the financing.

4,151,917 warrants issued on December 21, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until December 20, 2003. Of these, 129,150 warrants were part of a finder's fee to one party for arranging some of the financing.

3,917,500 warrants issued on August 31, 2002. Each share purchase warrant will allow the holder to purchase one share at a price of $0.15 until August 30, 2004.

300,000 warrants issued on December 13, 2002. Each share purchase warrant will allow the holder to purchase one share at a price of $0.15 until December 13, 2004.

6. UNITS & SHARES ISSUED

3,917,500 units were issued on August 31, 2002 at a price of $0.10 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.15 until August 31, 2004.

300,000 units were issued on December 13, 2002 at a price of $0.10 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.15 until December 13, 2004.

The company has applied to the TSX Venture exchange for the settlement of debt of accounts payable and short-term loans. The company plans to issue 14,745,536 shares at a price of $0.10 when it receives final approval. (This has subsequently been approved by the TSX) See note 7 below.

7. NOTES PAYABLE

On June 6, 2001 the company issued a promissory note in the principal amount of US $100,000. Interest on the note was calculated at rate of 0.8333% per month and interest was payable monthly. All principal and any outstanding interest was due and payable on June 6, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.01 per barrel of oil produced. On August 21, 2002 the lender agreed to settle US $50,000 (C $78,675) from the principal amount in exchange for common shares of the company at a price of $0.10 per share. At the time of writing, settlement documentation is complete and pending regulatory approval. On September 16, 2002 the company paid cash for all outstanding interest on this note in the

.

amount of US $10,911 (C $17,171). The company had earlier paid cash for two of the monthly interest payments due. The Lender has agreed to secure the remaining principal

amount of US $50,000 (C $78,685) by way of a new promissory note bearing interest payable monthly at a rate of 0.8333% per month.   At the time of writing, documentation for this new promissory note is being completed.

On June 15, 2001 the company issued a promissory note in the principal amount of US $471,183 (C $741,500) in settlement of accounts payable to a single creditor. Interest on the note was calculated at a rate of 10.0% per annum. All principal and interest was due and payable on May 31, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.0471 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. The company did not repay the principal and interest on May 31, 2002 and by that time had incurred a further US $38,416.93 in payables for goods and services to this creditor. On August 21, 2002 the company was indebted to this creditor for principal, interest and payables totaling US $568,440 (C $894,220). On August 21, 2002 the lender agreed to settle one half of this total debt, or US $284,220 (C $447,110) in exchange for common shares of the company at a price of $0.10 per share. The lender also agreed that the remaining amount payable by the company of US $284,220 (C $447,110) would be secured by way of a new note issued by the company which is payable no later than September 30, 2003. The debt settlement documents are in the process of completion.

On June 27, 2001 the company issued a promissory note for a principal amount of US $100,000. The note bears interest at a rate of 10.0% per annum and all interest and principal is due and payable by the company on May 31, 2003. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.01 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. On August 21, 2002 the company settled the accrued interest on this note in the amount of US $12,114 (C$19,064) in exchange for common shares of the company at a price of $0.10 per share. At the time of writing, settlement documents for are complete and pending regulatory approval. The promissory note itself remains in good standing.

On June 28, 2001 the company issued two promissory notes of US $50,000 each for a total principal amount of US $100,000 (C $157,370). The notes each bear interest at a rate of 10.0% per annum and all interest and principal was due and payable by the company on May 31, 2002. In addition to the interest payable on the note, the lenders each received a gross overriding royalty on the LAK Ranch property of US $0.005 per barrel of oil produced. The lenders also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of their notes. The company did not repay the principal and interest on May 31, 2002. On August 21, 2002 the company settled the principal and interest outstanding on these notes in the amount of US $112,082 (C $176,384) in exchange for common shares of the company at a

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price of $0.10 per shares. At the time of writing, settlement documents are complete and pending regulatory approval.

On August 31, 2001 the company issued a promissory note in the principal amount of US $89,838 in settlement of accounts payable to a single creditor. The note bears interest at a rate of 10.0% per annum and all interest and principal was due and payable by the company on August 31, 2002.   In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.0089 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note.   On August 21, 2002 the company settled the principal and interest outstanding on this note in the amount of US $99,806 (C $157,064) in exchange for common shares of the company at a price of $0.10 per shares. At the time of writing, settlement documents are complete and pending regulatory approval.

During the period from February 2002 to April 2002 the company borrowed a total of US $150,000 in four separate tranches from a single lender bearing interest at 15% per annum. As at April 30, 2002 an amount of US $3,203 (C $5,022) was accrued for interest owing on these loans. On August 21, 2002 the lender agreed to settle all principal and interest outstanding in the amount of US $160,193 (C $252,097) in exchange for common shares of the company at a price of $0.10 per share. At the time of writing, settlement documents are complete and pending regulatory approval.

8. INCOME TAXES

The Company has adopted the liability method of accounting for income taxes as outlined in the provisions of Section 3465 of the handbook of the Canadian Institute of Chartered Accountants.

Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

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